Exhibit 99.3

ASX: ALD
TSX: ALG
AIM: AGLD	30 August 2010

Financial Results 2009-10
•	Profit after tax of A$10.2 million for year to 30 June 2010
•	Exploration of A$9.5 million in 2009-10
•	Gold Ridge refurbishment on track for March 2011

Allied Gold Limited has reported a profit after tax of A$10.2 million for the year to 30 June 2010 compared to a loss in the previous year of A$7.07 million.

Exploration expenditure was A$9.5 million and increased exploration activity is expected during 2010-11.

Cash at 30 June 2010 stood at A$85.5 million. This excludes the drawn down, anticipated next month, of a US$35 million loan with the IFC/World Bank associated with the Gold Ridge gold project in the Solomon Islands.

The 2009-10 financial results reflect a number of important financing, investment activities and accounting  treatments including;

Hedging:  Allied is hedge free following the early prepayment and delivery of gold into its hedge book in March 2010.

Business Acquisition:  A gain of $37 million has been recognised as the difference between the net assets acquired and A$42 million paid for Australian Solomons Gold (ASG).  [See Note 30 to the accounts]

Corporate Transactions:  Costs of A$13m were incurred relating to the acquisition of ASG, the associated capital raisings, and the company’s TSX listing.

Equity: The cash flow statement reflects a net inflow of A$150 million associated with equity raisings and expenses to fund acquisition of ASG and the development of the Gold Ridge project.

Outlook

In the 2010-11 financial year the 120,000 ozpa Gold Ridge development is due to pour first gold in March 2011, which will increase group gold production to a rate of 200,000 ozpa.  Allied will invest approximately A$70 million at Gold Ridge in the next six months.  As previously advised, Allied is reviewing expansion options for its Simberi gold mine in Papua New Guinea.  Simberi remains on track to produce 18,000 ounces for the September quarter.

For more details please contact:
Simon Jemison	Investors and Media	(Aust)	+ 61 (0) 418 853 922
Rebecca Greco	Investors	(North America)	+1 416 839 8610
David Simonson	Merlin PR	(UK)	+ 44 (0) 20 7726 8400